Washington Federal, Inc. 425 Pike Street Seattle, WA 98101
July 26, 2018 VIA EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549
Re: WASHINGTON FEDERAL, INC. Request to Withdraw Registration Statement on Form S-4 File No. 333- 218192

Ladies and Gentlemen:
Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Washington Federal, Inc., a Washington corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-4, together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was originally filed with the Commission on May 23, 2017, and it was amended on June 23, 2017.
The grounds upon which the Company is making this application for withdrawal are that the Agreement and Plan of Merger to which the Company was a party and pursuant to which it was contemplated that the Company’s securities would be offered has been terminated. The Registration Statement has not been declared effective by the Commission, and no securities were sold or will be sold under the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.
The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.
We would be grateful if you could please send copies of the written order granting withdrawal of the Registration Statement to Brent J. Beardall, President and Chief Executive Officer, at the above-mentioned address, facsimile number (206) 624-2334, with a copy to Andrew J. Schultheis, Davis Wright Tremaine LLP, 1201 Third Avenue, Ste. 2200, Seattle, WA 98101-3045, facsimile number (206) 757-7143.
Please do not hesitate to contact Andrew J. Schultheis at (206) 757-8143 or andrewschultheis@dwt.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours, WASHINGTON FEDERAL, INC. By: /s/ Brent J. Beardall Name: Brent J. Beardall Title: President & Chief Executive Officer
cc: Andrew J. Schultheis